Exhibit 99.5

Frutarom Will Acquire Full Ownership of the Specialty Nutrition Company Enzymotec at a Net Investment of Approx. USD 210M

FRUTAROM CONTINUES TO ESTABLISH ITSELF AS ONE OF THE WORLD’S TEN TOP COMPANIES IN ITS FIELD AND ANNOUNCES ITS NINTH ACQUISITION IN 2017

FOLLOWING ITS ACCELERATED INTERNAL GROWTH AND ACQUISITIONS MADE UNTIL NOW, FRUTAROM’S ANNUAL SALES RUN-RATE ALREADY REACHES CLOSE TO USD 1.5B

AS OF THE DATE OF SIGNING FRUTAROM HELD APPROX. 19%
OF ENZYMOTEC’S SHARES AT AN AVERAGE PRICE OF USD 9.6 PER SHARE;

FRUTAROM WILL ACQUIRE THE BALANCE OF SHARES AT
USD 11.9 PER SHARE

THE TRANSACTION WILL BE DONE VIA A FULL MERGER OF ENZYMOTEC INTO A SUBSIDIARY OF FRUTAROM

TOTAL ENZYMOTEC SALES IN THE 12 MONTH PERIOD ENDED JUNE 2017 STOOD AT USD 47M;

ENZYMOTEC’S NUTRITION SEGMENT SALES IN THE
12 MONTH PERIOD ENDED IN JUNE 2017 TOTALED USD 36.5M, WITH ADJUSTED EBITDA1 OF USD 15.7M

IN H1/2017 SALES OF ENZYMOTEC’S NUTRITION SEGMENT REACHED USD 19.2M WITH ADJUSTED EBITDA1 OF USD 9.3M

TEL AVIV, Israel, Oct. 29, 2017 (GLOBE NEWSWIRE) -- Mr. Ori Yehudai, President and CEO of Frutarom Group, said: “We are delighted at having signed a definitive agreement for the acquisition of Enzymotec and its merger with Frutarom. This acquisition will provide additional reinforcement to our growing activity in natural specialty fine ingredients based on innovation which is expanding at a rapid pace. Following our announcement of the acquisition of Enzymotec shares and our intention to make a tender offer, we conducted friendly and professional negotiations with Enzymotec’s board of directors and reached an agreement on acquiring 100% ownership. This amicable transaction offers significant advantages to both parties, including a further boost in value for our shareholders along with providing a quick and efficient implementation of a growth strategy and profitability for Enzymotec’s operations as well as a rapid and effective realization of the significant synergies between the companies.

The merger will enable full integration of the companies’ activities in the fields of R&D, sales, marketing, production, supply chain and logistics while accelerating our joint growth through many cross-selling opportunities inherent in the acquisition and the expansion of the product portfolio to both Enzymotec’s and Frutarom’s existing customer bases. Upon completion of the transaction we will examine together with Enzymotec management strategic plans suitable for accelerating profitable growth and enhancing its activity while implementing the combination of Enzymotec’s activity and Frutarom’s global activity, along with attaining maximum operational and business efficiencies, improving the cost structure and using Frutarom’s global platform to exploit the great potential concealed in the large investments made in Enzymotec in recent years in the areas of R&D, marketing and production. We particularly see Enzymotec’s nutrition segment as playing an important part in our future profitable growth strategy that will contribute to the expansion of the portfolio of comprehensive solutions for customers of both companies in the fields of pharmaceuticals, dietary supplements, designated foods for infants in the field of infant formula (where Frutarom has almost no activity currently) and elderly clinical nutrition in which Frutarom is active.

“We look forward to welcoming Enzymotec’s excellent and experienced management team and employees to the Frutarom family and we are convinced they will provide significant reinforcement to the ranks of our management, R&D, and sales and marketing, production and supply chain,” said Mr. Yehudai.

Mr. Steve Dubin, Chairman of Enzymotec, said today: “We are pleased that we have reached an amicable agreement with Frutarom in a manner that benefits our shareholders. We believe that our customers will also benefit from the merger through Frutarom’s global presence and our employees will have the opportunity to thrive under Frutarom’s leadership as one of the world’s top companies in its field.”

Frutarom Industries Ltd. (“Frutarom” or “the Company”), one of the world’s 10 largest companies in the field of flavors and natural specialty fine ingredients, announces the signing of an agreement with special nutrition company Enzymotec Ltd. (“Enzymotec”), traded on NASDAQ (under the symbol ENZY),for a merger with Enzymotec in exchange for US$ 11.9 per share in cash.

Prior to the signing of the merger agreement, Frutarom had acquired, in prior transactions, approx. 19% of Enzymotec’s issued and outstanding shares at an overall investment of approx. US$ 42 million reflecting an average price of $US 9.6 per share and announced its intention to make a tender offer for Enzymotec shares. Following negotiations with Enzymotec’s board of directors the sides agreed that a full merger of the companies is the proper and best solution for all sides and thereby arrived at an agreement pursuant to which Frutarom would acquire the remaining balance (81%) of Enzymotec shares for a cash payment of US$ 11.9 per share through a merger of Enzymotec and a wholly owned subsidiary of Frutarom, with Enzymotec becoming a wholly owned subsidiary of Frutarom and being delisted from trading on NASDAQ, such that the overall enterprise value in the merger stands at approx. US$ 290 million, reflecting a value of approx.US$ 214 million net of cash, cash equivalents, deposits and tradeable securities in Enzymotec’s treasury as of June 30, 2017.

The overall net consideration (net of the cash, cash equivalents, deposits and tradeable securities in Enzymotec’s treasury) that was and is to be paid by Frutarom for 100% of Enzymotec’s shares stands at approximately US$ 210 million, including cost of vested options, RSU’s and estimated transaction expenses. The total assets acquired (as of June 30, 2017) stood at US$ 147.8 million, including cash, cash equivalents, deposits and tradeable securities totaling US$ 76.3 million and a modern and efficient plant into which approx. US$ 40 million had been invested. Enzymotec has no material financial debts.

The transaction is subject to customary closing conditions including approval by the shareholders of Enzymotec. Frutarom currently anticipates the transaction to close by early in the first quarter of 2018.

The acquisition will be financed through bank debt and/or debt from a financial institution.

Enzymotec, which was founded in 1998, develops, produces and markets nutritional ingredients and medical foods based on cutting-edge, proprietary technologies. Enzymotec has developed a unique technology for processing lipids that are an important nutritional element, supporting various biological functions. Enzymotec’s proprietary technologies enable extraction of lipids from natural sources, separation and analysis of lipid molecules, and use enzymes to synthesize lipid molecules familiar to the human body. Enzymotec utilizes a proprietary toolset that allows it to efficiently transform lipids from natural raw materials into those that have unique structural and functional characteristics. Enzymotec conducts clinical and pre-clinical studies according to good clinical practice (GCP) guidelines to support the safety and efficacy of its products and their ingredients, to expand known benefits, and to uncover new benefits.

Enzymotec has two reporting segments: the nutrition segment and VAYA Pharma segment. The nutrition segment contributed approx. 77% of sales in 2016 and includes InFat, the company’s leading infant formula product. Produced through modifying the molecular structure of vegetable oils, InFat closely mimics the composition, structure and nutritional value of the fat found in human breast milk and is beneficial for proper infant health, development and comfort. This product is supported by clinical and pre-clinical studies demonstrating its positive effects on beneficial gut flora, intestinal health, bone strength, infant stools and reduced crying, in addition to reduced constipation, improved calcium absorption, building up of the immune system and more efficient energy intake. The product is currently sold to top multinationals in the infant nutrition industry through a joint venture between Enzymotec and AAK, a leading Swedish manufacturer and laboratory for vegetable oils and fats with extensive global activity. Other activities in the nutritional segment include krill oil, which is a source for highly bio-available Omega 3, and Phosphatidylserine (PS), a line of nutritional ingredient products. PS plays an important part in cell membrane activity and as a building block for human brain cells and was shown to improve cognitive functions, mood and skin health.

The activity of Enzymotec’s nutrition segment is very synergetic with the activity of Frutarom’s Specialty Fine Ingredients division into which it will be merged. Frutarom will take steps to utilize and integrate Enzymotec’s R&D, sales and marketing infrastructure and production and supply chain platform with those of Frutarom while leveraging and realizing the many cross-selling opportunities generated by the acquisition both by broadening the circle of customers and knowledge base and capabilities, and by expanding the product portfolio and the added value of comprehensive solutions for the customers of both companies in the fields of pharmaceuticals, dietary supplements, designated foods for infants in the field of infant formula (where Frutarom has almost no activity currently) and elderly clinical nutrition in which Frutarom is active. Enzymotec products will benefit from Frutarom’s global sales and marketing platform which includes over 100 marketing centers and approx. 1,000 salespeople who sell to over 30,000 customers in more than 160 countries throughout the world, and Frutarom will take steps to develop and significantly expand Enzymotec’s nutrition segment and views it as an important part of its future profitable growth strategy.

Over the past five years Enzymotec has invested approx. US$ 30 million in extensive R&D activity and clinical studies, and possesses approximately 100 registered patents and 90 patents pending at various stages of approval throughout the world. Frutarom trusts that, with the support of Enzymotec’s strong development center, which will join Frutarom’s 79 R&D centers around the world, many years of knowledge, the research and patents it owns, and the next generation of products it has under development, Frutarom’s own future products will be able to benefit from significant reinforcement and boost in value to the customers of both companies such that the acquisition will further enhance Frutarom’s ability to continue expanding the R&D, production and marketing of unique natural solutions combining taste and health in response to major trends and consumer demand for healthier and more natural products in the global pharmaceutical, food supplement, food and cosmetics markets. This field is growing at a fast rate and the combination of Frutarom’s and Enzymotec’s capabilities will enable Frutarom to take advantage of this synergy for the benefit of its customers and shareholders.

Enzymotec sales for the nutrition segment for the 12 month period ended June 2017 totaled approx. US$ 36.5 million with adjusted EBITDA2 of approx. US$ 15.7 million. In the first half of 2017 sales of Enzymotec’s nutrition segment reached US$ 19.2 million with adjusted EBITDA2 of US$ 9.3 million.

VAYA Pharma represents Enzymotec’s second segment and constituted approx. 23% of sales in 2016. Through this segment Enzymotec develops, manufactures and sells medical foods for the dietary management of certain medical conditions or diseases in the areas of early memory impairment, attention deficit hyperactive disorder (ADHD) in children, and hypertriglyceridemia (excess triglycerides in the bloodstream associated with increased risk of heart disease). Supported by clinical studies, the products are marketed in the United States, Singapore, Turkey and Israel. This segment first recorded revenues in 2011 and has grown modestly since but continues to generate losses for Enzymotec. After completion of the merger, Frutarom will decide on an appropriate strategy for VAYA with the goal of it delivering a positive contribution as quickly as possible to Frutarom shareholders.

Enzymotec, with approx. 235 employees, mainly in Israel and the United States, including 30 in R&D, has an advanced GMP certified factory in the Sagi 2000 Industrial Park of Migdal HaEmek which was built in 2007 and expanded in 2013 at an investment of approx. US$ 40 million and includes an R&D center, laboratories, a production plant and offices. The plant enjoys an approved enterprise status which entitles it to significant tax benefits. Enzymotec’s production capabilities and products will strengthen Frutarom’s production and technological infrastructure and portfolio of natural solutions and, upon completion of the acquisition, Frutarom will take steps to optimize its global resources, including in Israel, with the possibility of attaining substantial savings, along with the many cross-selling opportunities inherent in the acquisition.

Mr. Erez Israeli, Enzymotec’s President and Chief Executive Officer, added “Enzymotec has grown from a small start-up into a leading specialty nutrition company with dedicated and talented employees who will further reinforce Frutarom’s businesses. I look forward to working closely with management to ensure a smooth and successful transition. We are confident that this transformative merger will bring new synergies to both businesses, in particular bringing Enzymotec’s strong R&D and wealth of knowledge into the Frutarom fold to further expand Frutarom’s capabilities.”

Mr. Yehudai added: “The Enzymotec acquisition is a continuation of the implementation of Frutarom’s rapid and profitable growth strategy and the realization of its vision “to be the preferred partner for tasty and healthy success”. This is another acquisition of activities complementary to Frutarom’s core activities that enable us to offer our customers a broader and more unique and profitable portfolio of solutions. In accordance with this strategy we are continuing to expand the portfolio of natural specialty products we offer our customers based on in-house R&D, through collaborations with universities, research institutes and start-ups, and by means of acquisition as well. The Enzymotec acquisition is our ninth acquisition this year. Since 2015 we have already acquired 28 companies which have been successfully integrated into our global activity and have been and will continue contributing to further growth in sales and improved profits and margins through maximal capitalization on the synergies they bring”.

Mr. Yehudai concluded by saying: “In the wake of the accelerated internal growth and the contribution of acquisitions made until now, Frutarom’s rate of annual sales already approaches US$ 1.5 billion. We are working at identifying and executing further strategic acquisitions of companies and activities within the range of our operations. We will continue carrying out our rapid profitable growth strategy, which is based on combining profitable internal growth and strategic acquisitions, in order to achieve the targets we set for ourselves: sales of at least US$ 2 billion with an EBITDA margin of over 22% in our core activities by the year 2020”.

Wachtell, Lipton, Rosen & Katz, and Fischer Behar Chen Well Orion & Co., are acting as legal counsels to Frutarom.

A Conference Call Will be Held on Monday, October 30, 2017 at 4:00pm Israel Time (2:00pm GMT; 10:00am EDT)

Anyone wishing to participate in the call is invited to place a call at least 5 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

USA Dial-in Number: 1-888-668-9141
UK Dial-in Number: 0-800-917-5108
SWITZERLAND Dial-in Number: 0-800-834-878
ISRAEL Local Dial-in Number: 03-918-0610
INTERNATIONAL Dial-in Number: +972-3-918-0610

A replay of the call will be available by telephone beginning Monday, October 30, 2017 for 48 hours at 03-9255929 (Israel); 1-888-782-4291 (USA); 0800-917-1246 (UK); 0-800-837-191 (Switzerland).

Contact Details:

roymeltzer@frutarom.com +972-9-9603800

The information in this press release contains forward-looking statements as defined in Israel’s Securities Law which could fail to materialize, in full or in part, or materialize in a materially different manner than expected, as a result of unexpected developments that are not necessarily under the Company’s control and/or resulting from the realization of any of the risk factors as outlined in section 41 of Chapter A of its annual report. In addition, the following factors, among others, could cause actual results to differ materially from forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to right of one or both of the parties to terminate the definitive merger agreement; the failure to obtain necessary shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of changes in the economy and competitive factors in the areas where each of the companies does business.

About Frutarom:

Frutarom (LSE:FRUT) (TASE:FRUT) is a leading global company operating in the global flavors and natural fine ingredients markets. Frutarom has significant production and development centers on all six continents and markets and sells over 60,000 products to more than 30,000 customers in over 150 countries. Frutarom’s products are intended mainly for the food and beverages, flavor and fragrance extracts, pharmaceutical, nutraceutical, health food, functional food, food supplement and cosmetics industries.

Frutarom, which employs approximately 5,000 people worldwide, has 2 main core activities:

▪	The Flavors Activity which develops, produces and markets flavor compounds and food systems;
▪	The Specialty Fine Ingredients Activity, which develops, produces and markets natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, natural algae-based biotechnical products, natural food colors, natural antioxidants that provide solutions for natural food protection, aroma compounds, essential oils and unique citrus products. The Specialty Fine Ingredients products are sold primarily to the food and beverages, flavor and fragrance, pharmaceutical/nutraceutical, cosmetics and personal care industries.

Frutarom’s products are produced at its plants in the US, Canada, the UK, Ireland, Switzerland, Germany, Belgium, Italy, Spain, France, Slovenia, Poland, Russia, Turkey, Israel, South Africa, Morocco, China, India, Mexico, Guatemala, Peru, Chile, Brazil and New Zealand. The Company’s global marketing organization encompasses branches in Israel, the US, Canada, the UK, Ireland, Austria, Switzerland, Germany, Slovenia, Belgium, the Netherlands, Denmark, France, Italy, Spain, Hungary, Romania, Russia, Ukraine, Poland, Kazakhstan, Belarus, Turkey, Brazil, Mexico, Guatemala, Costa Rica, Peru, Chile, South Africa, China, Japan, Hong Kong, India, Indonesia and New Zealand. The Company also works through local agents and distributors throughout the world. For further information, please visit the Company’s website at: www.frutarom.com.

1 In Frutarom’s estimation. In non-GAAP terms and net of non-recurrent expenses related to inventory write-downs.

2 In Frutarom’s estimation. In non-GAAP terms and net of non-recurring expenses related to inventory write-downs.

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